15027303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 36654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alpern Nebbia + Associates CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 13 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Robert Brown, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the period ended December 31, 2014 and supplemental schedules pertaining to Brill Securities, Inc. as of December 31, 2014 are true and correct. I further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Robert B Brown 7/13/2015

Signature Date

CEO

Title

Subscribed and Sworn to before me on this 13 day of July, 2015.

NICHOLAS B. BROWN
NOTARY PUBLIC, STATE OF NEW YORK
~~COUNTY OF NEW YORK~~
Notary Public
REGISTRATION NO. 315067022
EXPIRES 3/17/19

Nicholas B. Brown

BRILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets:		
Cash and cash equivalents	$	41,852
Due from clearing broker		391,546
Marketable securities - at market value		105,212
Prepaid expenses		86,396
Prepaid income taxes		5,425
Deferred tax asset		260,942
Total current assets		891,373
Property and Equipment, net		48,258
Other Asset:		
Advances on commissions		29,350
Security deposit		114,078
Total other assets		143,428
Total Assets	$	1,083,059

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued compensation payable	$	207,175
Accounts payable and other liabilities		138,887
Income taxes payable		31
Total current liabilities		346,093
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $0.10 par value; 150,000 shares authorized; 11,472 shares issued and outstanding		1,147
Additional paid in capital		611,985
Retained earnings		123,834
Total stockholders' equity		736,966
Total Liabilities and Stockholders' Equity	$	1,083,059

See notes to the statement of financial condition.